

Mail Stop 3561

October 19, 2007

Mr. Mark T. Thies
Executive Vice President & Chief Financial Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re:** **Black Hills Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed May 10, 2007**
> **File No. 1-31303**

Dear Mr. Thies:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief